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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                    (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                  Yes|_| No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):
                                  Yes|_| No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:
                                  Yes|_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA-CHILE

For further information contact:
Jaime Montero                            Manuel Jose Irarrazaval. mjia@endesa.cl
Investor Relations Director              Giovano Suazo. gsuazo@endesa.cl
Endesa Chile                             Irene Aguilo. iaguilo@endesa.cl
(56-2) 634-2329
jmontero@endesa.cl

            ENDESA-CHILE AND ITS ASSOCIATE COMPANY GASATACAMA JOINTLY
           HAVE REACHED AN AGREEMENT TO SELL THEIR TRANSMISSION ASSETS
                         FOR A TOTAL OF US$ 110 MILLION

(Santiago, Chile, April 7th, 2003) Endesa-Chile (NYSE: EOC) jointly with its associate company Gasatacama Generacion Limitada have reached an agreement to sell their transmission assets on Chile's Northern Grid System (SING) for an amount of US$ 110 million.

*The transaction contemplates the disposal of 285 kilometers of 220 kV circuits of Compania Electrica Tarapaca S.A. (Celta S.A.) and 673 kilometers of the associate Gasatacama Generacion Limitada.

*This divestment is in addition to the sale of the Canutillar plant which raised US$ 174 million.

Endesa-Chile, Chile's principal generator, has reached an agreement with HQI Transelec S.A. to sell its transmission assets on Chile's Northern Grid System
(SING) for an amount of US$ 110 million.

The transaction, with respect to Celta S.A., a subsidiary of Endesa-Chile, consists of the disposal of 285 kilometers of 220 kV tension line circuits for a total of around US$ 32 million.

In the case of Gasatacama Generacion Limitada, of which Endesa-Chile holds 50%, the transfer includes 673 kilometers of 220 kV line circuits for a total of approximately US$ 78 million. In both cases, the transaction includes the transfer of the respective substations, and the transaction should be closed by May 30, 2003.

The Celta S.A. and Gasatacama lines represent close to 20% of the transmission assets on the SING.

This divestment is additional to the sale of the Canutillar plant for US$ 174 million and confirms the success of the Financial Strengthening Plan being carried out by the Company, approved by the board of the Chilean generator in October, 2002.

Endesa-Chile's Plan contemplates a series of divestments and the refinancing and reduction of its debt in order to strengthen the company's equity and financial position and thus those of its Chilean and foreign subsidiaries. The Plan will be carried out gradually but should be completed during this year.


                                                         Hector Lopez Vilaseco
                                                         Chief Executive Officer

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ENDESA-CHILE
                                             ROL N(degree)1081
                                             INSCRIP. REG. VALORES N(degree)0114
                                             SANTIAGO, APRIL 1, 2003

Mr.
Alvaro Clarke de  la Cerda
Superintendente de
Valores y Seguros
Teatinos 120
SANTIAGO.

Dear Superintendent,

            In accordance with the provisions of Articles 9 and 10 (paragraph 2) of the Capital Markets Law, I wish to inform you of the following significant event:

            The Regular Shareholder's Meeting held on March 31, 2003 elected the following to be directors of Endesa-Chile who will be in office for a three-year term:

Jaime Bauza Bauza
Ignacio Blanco Fernandez
Jose Maria Hidalgo Martin-Mateos
Antonio Pareja Molina
Luis Rivera Novo
Andres Regue Godall
Carlos Torres Vila
Antonio Tuset Jorratt
Leonidas Vial Echeverria

At the Special Board Meeting of Empresa Nacional de Electricidad S.A. held on March 31, 2003, Mr. Luis Rivera Novo was appointed as the Chairman of the Board and Mr. Antonio Pareja Molina was designated as Vice Chairman.

            At the same meeting, the following directors were appointed as members of the committee of directors of the company: Mr. Luis Rivera Novo, Mr. Jaime Bauza Bauza and Mr. Antonio Tuset Jorratt.

            Yours sincerely,

                                        Hector Lopez Vilaseco
                                        General Manager

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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY: /S/ HECTOR LOPEZ VILASECO
                                            ------------------------------------
                                                 Hector Lopez Vilaseco
                                                     General Manager

Dated: April 7, 2003